NMT Medical, Inc.

27 Wormwood Street

Boston, MA 02210

June 15, 2009

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W

Washington, D.C. 20549

Attention: Ms. Julie Sherman

Staff Accountant

Re:	NMT Medical, Inc.
Form 10-K for the fiscal year ended December 31, 2008
SEC File No. 000-21001

Dear Ms. Sherman:

This letter is in response to comments contained in a letter dated May 21, 2009 (the “Letter”) from Angela Crane, Accounting Branch Chief, to Richard Davis, Chief Operating Officer of NMT Medical, Inc. (“NMT” or the “Company”). These comments, and the Company’s responses to these comments, are set forth below. NMT is providing this letter by direct transmission to the Commission’s EDGAR System.

Form 10-K as of December 31, 2008

Note 2, Summary of Significant Accounting Policies, page A-8

(c)	Cash, Cash Equivalents, and Marketable Securities, page A-9

Comment 1. We note from your table on page A-9 that you determined the fair value of approximately $10.7 million, or 84%, of your marketable securities based on level 2 inputs. Please tell us more about the inputs used, including how you obtain these inputs, what they represent and how you are able to corroborate these prices. For example, tell us and revise future filings to disclose if your level 2 inputs were valued using models, other pricing methodologies or were directly or indirectly observable through correlation with market data.

Comment 2. In this regard, given the significance of your investments, please revise your Critical Accounting Policies in future filings to discuss significant assumptions and estimates made by management in determining the fair value of your investments.

Response to Comment 1: We determine the fair value of our corporate bonds, commercial paper and certificates of deposit at the reporting date using Level 2 inputs. These types of instruments trade in markets that are not considered to be active, but our initial value is based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Then, we engage a financial advisor to assist us in validating the assumptions and data obtained from our primary valuation source. Finally, we access publicly available market activity from third party databases and credit ratings of the issuers of the securities we hold to corroborate the data used in the fair value calculations obtained from our primary source. We plan to disclose this information within the footnotes to the financial statements included in our future quarterly and annual filings.

Response to Comment 2: The Company, in future filings, will revise, its Critical Accounting Policies to discuss significant assumptions and estimates made by management in determining the fair value of our investments in a manner similar to the following:

Fair Value Measurements

In determining the fair value of our marketable securities, we consider the level of market activity and the availability of prices for the specific security that we hold. If a security is traded in an active market and prices are regularly and readily available (“Level 1 inputs”), valuation of these securities does not entail a significant degree of judgment. When using Level 1 inputs, we do not adjust the market price for such instruments, even in situations where we hold a large position and a sale could reasonably impact the market price. If we conclude that the market is not active for the identical security we hold, we evaluate various observable data points (“Level 2 inputs”) for the identical security or similar securities in developing the fair value estimates. The identification of similar securities requires some level of judgment. We use quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency to develop our initial value. We also access publicly available market activity from third party databases and credit ratings of the issuers of the securities we hold to corroborate the data used in the fair value calculations obtained from our primary source. We then apply judgment to ensure the fair value is reflective of any credit rating degradation of the issuer or recent marketplace activity. Adjustments to the Level 2 inputs, which are primarily to reflect the volume and level of activity in the markets for the similar securities compared to the security we hold, are evaluated for significance to the overall fair value measurement. We do not have any securities for which the fair value is determined using Level 3 inputs.

In connection with the Company’s responses to the staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

Staff comments or changes to disclosures in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact the undersigned.

Very truly yours,

/s/ Richard Davis
Richard Davis
Chief Operating Officer

cc:	Ms. Julie Sherman, Staff Accountant
Via Facsimile 703-813-6985